Exhibit 99.(a)(5)(H)

E. ON AG Conference Call Annual Results 2005
March 9, 2006
Presentation: Dr. Wulf H. Bernotat Member of the Board of Management and CEO

Good afternoon ladies and gentlemen, and welcome to our 2005 results conference call.

It is only two weeks ago that we held a conference call on the proposed acquisition of Endesa. At that time I explained in great detail the strategic rationale behind the transaction. Therefore, I will limit myself to three main topics during this presentation:

• First, our financial performance in 2005 and value creation for our shareholders.

• Second, I want to talk about the strategic progress we have made group wide since the establishment of our ‘on.top’ project in August 2003 and
• Finally, I would like to provide an update on the status of our offer for Endesa.
Financial Performance and value creation
E.ON achieved another record year in earnings in 2005.
The group’s adjusted EBIT increased by 8 percent to 7.3 billion Euro.
Group Net income also increased impressively by 71 percent to 7.4 billion Euros due to the book gains achieved from the sale of Viterra and Ruhrgas Industries as part of the focus on our core power and gas business.

We created further value for our shareholders by improving our Return on Capital Employed (ROCE) from 11.5 percent in 2004 to 12.1 percent in 2005. This raised our value added to 1.9 billion Euros. In our core energy business, we recorded ROCE of 12.3 percent which is significantly above our pre-tax cost of capital of 9 percent.

You all will agree with me that since May 1st 2003 when I took over as a CEO, we have made substantial progress in improving our financial performance.
Our ROCE for 2002 was below

the cost of capital of 9.5 percent and now we have been able to improve through our ‘on.top’ performance improvement measures and value enhancing acquisitions in our core markets.

In our ‘on.top’ operational improvement program of 1.0 billion Euros between 2003 and 2006, we have made significant progress and are well ahead of our target. By the end of 2005, we achieved almost 900 million Euros and I am confident that we will deliver and probably exceed those targets by the end of this year.

I am also proud to mention that, between May 2003 and February of this year, we created substantial value for our shareholders by showing a total shareholder return of almost 142 per cent. In contrast, the STOXX Utilities Perfomance Index stood at 124 percent.
The total shareholder return has also been driven by a double digit dividend increase since 2003 which on average amounted to almost 16 percent per year.
The proposed dividend of 2.75 Euro per share for 2005 as well as a special dividend of 4.25 Euro per share from the sale of Degussa will create further substantial value for our shareholders.

The proposed dividend of 2.75 Euro per share will lead to a payout ratio of 49 percent based on net income adjusted for exceptional items and we are fully committed to hit our target of 50 to 60 percent of recurring net income by 2007.

Let me now talk about the second topic and that is the strategic progress we have made internally in our organisation and externally in our core markets.
Since the establishment of the ‘on.top’ project in August 2003, we have made significant progress in terms of integrating our businesses group wide.

The first major integration project was to streamline E.ON’s organizational structure. In January 2004, we introduced the current structure of market and business units. This organization has found a good balance between autonomy of, and cooperation between, the market units and has clearly proved its effectiveness.

We initiated a second major integration initiative at the end of 2004, the OneE.ON project, with the objective of spreading a common set of values across the group.

The more visible side of OneE.ON is the rebranding of many of the group’s subsidiaries under the E.ON name. Last year, we changed names of our subsidiaries among others E.ON Avacon, E.ON edis, E.ON Mitte, E.ON Sverige, E.ON Thüringer Energie, and E.ON US.

Another side of the OneE.ON project, less visible to outsiders, consists of a number of initiatives to foster cooperation between all the employees of a company active in an increasing number of countries. Indeed, we regard efficient sharing of know-how and experience across all market and business units as a key ingredient to long-term success.
Externally, we also continued to make progress strengthening our market positions, particularly in Central and Eastern Europe.
We acquired our first ownership interests in Bulgarian and Romanian regional power and gas companies. In Hungary, we acquired the gas trading and storage operations of MOL.

Recently, E.ON and RWE clarified the ownership structures of several of the gas distributors in the Czech Republic and in Hungary. The move will significantly simplify the operational management of the companies involved and enhance their strategic positioning.

In Netherlands, we strengthened our market position by acquiring NRE Energie, a power and gas company, thus supplying energy to end customers directly for the first time. Last week, we announced our intention to build a new ultra-efficient coal-fired power station with an installed capacity of 1,100 MW at Maasvlakte near Rotterdam for 1.2 billion Euros. Once completed, the new power station will be able to cover about 7 percent of Dutch electricity demand.

In Italy, we are also building a state-of-the-art, environmentally friendly gas-fired power plant near Turin, where the gas will be supplied by E.ON Ruhrgas.

In our gas procurement program, where we aim to have 15 to 20 percent equity gas, we will achieve almost 5 percent with the acquisition of Caledonia Oil and Gas Limited, a U.K. natural gas production company. This company has now been renamed to become E.ON Ruhrgas UK North Sea Limited.

With the demand for natural gas rising sharply in Europe and around the world, we continue to intensively pursue alternate gas sources whether these be through a pipeline gas project such as North European Gas Pipeline with Gazprom or our planned investment in the LNG terminal in Wilhelmshaven.

As you can see, we continue to strive for further value creation by investing in organic growth projects in our core markets as well as to strengthen our market positions through acquisitions.

Finally, Ladies and Gentlmen, on my last topic, I would like to make some additional comments on the proposed acquisition of Endesa after what I have heard on our intensive roadshows in the last few days.

•   While we will continue to deliver value from our existing assets and strengthen our market positions in our core markets, we also need to invest in new markets with more attractive growth rates than in our existing markets. The proposed acquisition of Endesa will fulfill this objective and open up far more growth opportunities with attractive returns.
• In our valuation, we have assumed conservative scenarios for expected regulation in Spain, for power and gas prices as well as for the Latin American markets.

•   In addition, our valuation for Endesa does not include the potential for synergies resulting from the best practice sharing in a number of areas including: the procurement of power and gas, trading, operation and maintenance of power stations especially nuclear and coal, distribution of power and gas, LNG, dual fuel product offers in Spain, and finally in internal optimization of CO2 trading.

•   The proposed acquisition of Endesa will have no impact on our declared dividend policy until 2007 nor on our announced three year investment plan of 18.6 billion Euros. It also has no impact on the announced investment plan of Endesa.

• Let me now update you on the important developments since our offer for Endesa.
As expected, the Spanish government did not welcome our offer as it had already approved Gas Natural’s bid for Endesa.
Since the announcement of our offer, it has empowered the energy regulator CNE to approve our transaction before the CNMV, the Spanish

Securities Exchange Commission, gives its approval. In this respect, the EU commission has already reacted and has sent a letter last Friday to the Spanish government requesting information on this new legislation and to respond within ten working days.

In addition, the Spanish government has also outlined new regulation for the Spanish power and gas markets. Having analysed these proposals, the attractiveness of the Endesa business has not changed as we had already taken a conservative view on regulation in Spain.

• And finally let me touch on the issue of the German Ministerial permission

(Ministererlaubnis) which gave E.ON the green light to acquire Ruhrgas.
Members of the Spanish Government argue that the Ministererlaubnis gave the German Government a “veto right” and that E.ON is therefore government-controlled.

What is factual, is that E.ON, in the course of the acquisition of Ruhrgas, accepted divesting Ruhrgas if a third party acquired control over E.ON, and this party gave rise to justified concerns that the gas supply of Germany was negatively impacted.

Let me make it very clear: The German government cannot block any acquisition of E.ON and E.ON is clearly not government-controlled. The

German government made clear that a divestment of Ruhrgas would only be an issue if the acquisition endangered Germany’s access to gas supplies. We do not see this being an issue, if E.ON were to be acquired by a European utility.

In summary, in the case of our proposed acquisition of Endesa, we are fully committed to our offer, and are focused on proceeding to completion, no matter how long it takes.
To conclude,

E.ON has made great strides in improving its financial performance as well as strengthening its market positions in core markets to become the world’s leading power and gas company. Besides investing in organic growth in our core markets, E.ON will continue to seek value enhancing growth opportunities as in the case of Endesa so long as our strict strategic and especially financial criteria are met.
Our ultimate goal remains to maximize value for our shareholders and that is also my personal commitment.
With these remarks, I now hand over to Mr. Schipporeit for his comments on 2005 results, but I will stay on call to answer questions later on.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.